Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to inclusion in this Current Report of Top Image Systems Ltd. (the “Registrant” on Form 6-K and to the incorporation by reference into the Registrant’s Registration Statements on Form F-3 (file nos. 333-175546, 333-191842, 333-193350 and 333-198136) of our report dated July 1, 2014, with respect to the consolidated financial statements of eGistics, Inc. as of and for the years ended December 31, 2013 and 2012.

WEAVER AND TIDWELL, L.L.P. Dallas, Texas
September 30, 2014